January 15, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attn: John Reynolds

Dear Mr. Reynolds:

This letter is our response to the comments in your letter dated December 18, 2008 regarding the Neenah Paper, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007, filed March 13, 2008, and the Form 10-Q for the Fiscal Quarter Ended September 30, 2008, filed November 6, 2008 (File No. 001-32240).  We have included the comments from your letter followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2007

Signatures

1.             The individual operating in the capacity of principal accounting officer or controller should be so designated.  Please designate this officer in future filings.

Response:  Larry N. Brownlee is Vice-President — Controller for Neenah Paper, Inc. (“Neenah” or the “Company”) and is our principal accounting officer.  Mr. Brownlee will be identified as Neenah’s principal accounting officer and will sign future filings with the Securities and Exchange Commission in that capacity.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Note 5. Discontinued Operations, page 9

Sale of the Pictou Mill and the Woodlands, page 9

2.             Please disclose the facts and circumstances leading to the sale of the Pictou Mill and expected disposal of Woodlands. Refer to paragraph 47(a) of SFAS 144.

Response: The Company will expand the disclosure in its Form 10-K for the year ended December 31, 2008  to include the following description of the facts and circumstances leading to the sale of the Pictou Mill and the manner and timing of the expected disposal of the Woodlands.

As of December 31, 2006, the Company’s pulp operations consisted of a pulp mill located in Pictou, Nova Scotia Canada (the “Pictou Mill”) and a related woodlands operation with approximately 500,000 acres of owned and 200,000 acres of licensed or managed timberlands in Nova Scotia, Canada (the “Woodlands”).  The Company considered its pulp operations as non-strategic assets and sought opportunities to reduce its exposure to the cyclical commodity pulp business.  In the first quarter of 2007, the Company engaged a nationally known investment banking firm to identify buyers who would be interested in acquiring the Pictou Mill and/or the Woodlands.  Throughout 2007, the Company actively pursued opportunities to maximize the value of these assets through a sale or divesture, however, as of December 31, 2007, the Company did not believe it was probable that the assets could be sold within twelve months and had not received any viable offers for the Pictou Mill and/or the Woodlands.

In February 2008, a party was identified (Atlas Holdings LLC, “Atlas”) that was interested in acquiring the Pictou Mill. The transaction with Atlas did not include the Woodlands.  At that time, the Company committed to a plan to sell the Pictou Mill to Atlas and to separately pursue purchasers of the Woodlands.  The Company classified the Pictou Mill and the Woodlands as “Assets Held for Sale” in the condensed consolidated balance sheet at March 31, 2008 included in its report on Form 10-Q for the Quarter Ended March 31, 2008.  In Note 5 on page 12 of such report, the Company disclosed the detail regarding the carrying amounts of the major classes of assets and liabilities included as part of a disposal group as required by paragraph 47(a) of SFAS 144.

In June 2008, Neenah Paper Company of Canada (“Neenah Canada”) completed the sale of the Pictou Mill to Northern Pulp, a new operating company jointly owned by Atlas and Blue Wolf Capital Management LLC. The Company is continuing to actively market the Woodlands and believes a sale of the Woodlands is probable within 12 months.

3.             We note that you recognized an impairment charge related to the carrying value of the long-lived assets of Pictou Mill in the first quarter of 2008.  Please tell us how you considered the provision of paragraph 8 of SFAS 144 in determining whether indicators were present that the carrying value of the Pictou Mill assets were not recoverable as of December 31, 2007.  In particular, tell us your consideration of paragraph 8.f. regarding whether the expectation existed in the fourth quarter of 2007 that more likely than not these assets from Pictou Mill would be sold or tell us why a test for these assets was not performed.

Response:  At December 31, 2007, the Company carefully considered paragraph 8 of SFAS 144 in assessing the need to test the long-lived assets of the Pictou Mill and the Woodlands for recoverability.  While none of the events or changes in circumstance described in paragraph 8.a—8.e. was present, the Company did test the long-lived assets of the Pictou Mill and the Woodlands for recoverability, pursuant to paragraph 8.f.  At the time the Company tested the long-lived assets of the Pictou Mill and the Woodlands for recoverability as of December 31, 2007, the Company did not have any indications of a possible transaction with Atlas.   Based on management’s expectations at December 31, 2007 of possible future outcomes for the Pictou Mill and the Woodlands, a probability-weighted estimate of the future undiscounted cash flows indicated that the carrying value of the long-lived assets of the Pictou Mill and the Woodlands was recoverable at such date.

In February 2008, the Company initiated negotiations with Atlas for the disposal of the Pictou Mill and, subsequently, concluded that the carrying value of the long-lived assets of the Pictou Mill was not recoverable, leading to the impairment charge in the first quarter of 2008.

Note 12. Goodwill and Other Intangible Assets, page 20.

4.             We note from page F-12 of your Form 10-K for the fiscal year ended December 31, 2007, that you test goodwill for impairment on November 30.  Please address the following:

a)            As of the date of this letter, it appears that your market capitalization is lower than the book value of your equity.  Please tell us how you considered this factor in connection with your goodwill impairment test.

Response: As of the date of this letter, the Company has not finalized the results of its annual test of goodwill impairment as of November 30, 2008.  As part of this process, the Company is considering the prepared remarks of Robert G. Fox III of the SEC Staff to the 2008 AICPA National Conference on Current SEC and PCAOB Developments on December 8, 2008 in assessing the impact of the recent decline in our market capitalization on the goodwill impairment test.

The Company has a total of three reporting units and goodwill is only allocated to one reporting unit, Neenah Germany.  As part of the model to determine fair value for Neenah Germany, the Company considers both a probability-weighted discounted cash flow approach and a market approach for purposes of the first step of the annual impairment test required by paragraph 19 of SFAS 142.  While the Company’s market capitalization has only recently (October 2008) become lower than the book value of its equity, the Company recognizes the need to consider the decline in stock price as a factor in the assumptions (such as weighted cost of capital) underlying its determination of fair value.

b)           Expand your discussion of critical accounting policies in future filings to describe for each valuation approach used the significant assumptions and estimates underlying your impairment analyses.  For example, for a discounted cash flow analysis, such assumptions may include the discount rate used, revenue growth rates, operating profit margins percentages and the terminal rate.

Response: The Company’s discussion of critical accounting policies in future filings will describe the significant assumptions and estimates underlying the Company’s discounted cash flow analysis and market approach which are used in its goodwill impairment test.  Such disclosure with respect to the Company’s discounted cash flow analysis will indicate that the Company’s estimate of fair value is based on, among other things, revenue growth rates and prices, costs of manufacturing inputs and the cost of capital.  In addition, the Company will describe any other factors, such as historical experience, market prices for similar assets or other available information considered in estimating the fair value of its reporting units.

c)            Quantify the sensitivity of your estimates to change based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements.

Response:  Upon completion of its goodwill impairment testing, the Company will assess the sensitivity of the estimates used in its fair value valuation and will provide disclosures for those changes that are reasonably likely to have a material effect on the financial statements, as deemed appropriate.  The estimates that the Company would consider could include changes to the weighted average cost of capital, cash flows and earnings multiples.

d)           To the extent that you do not record an impairment from your testing of goodwill as of November 30, 2008, and to the extent it is reasonably possible an impairment charge will be recorded in the future, disclose and explain to us in a supplemental response the carrying value of the reporting unit and the fair value of the reporting unit.  In addition, describe why management does not believe your decline in market capitalization is indicative of impairment to your goodwill and intangible assets, and explain the facts and circumstances that management believes are responsible for the significant disparity between your market capitalization and the book value of your equity.

Response: As discussed above, the Company is in the process of finalizing its annual test of goodwill impairment and expects to recognize an impairment charge in its December 31, 2008 annual financial statements.  Because the impairment charge is being determined in connection with the Company’s annual goodwill impairment testing, which is utilized in the preparation of the December 31, 2008 financial statements, the amount of the charge will be reported, pursuant to Item 2.06 of the Form 8-K rules, in the Company’s Form 10-K for the Year Ended December 31, 2008.

Note 15. Business Segment Information, page 22

5.             We note approximately $97.8 million of income tax and certain other assets previously reported in the Pulp segment have been reclassified to “Corporate and other” segment as of September 30, 2008.  Please describe what these assets are in more detail, and tell us why you believe these assets are recoverable in light of the disposition of the Pictou Mill.

Response: As of September 30, 2008, Neenah had state and federal income tax receivables of approximately $11.1 million (which are expected to be collected in the second quarter of 2009) and approximately $83.2 million of deferred tax assets (primarily net operating losses) related to the Company’s Canadian pulp operations operated through Neenah Canada. These tax attributes were a component of the Company’s Pulp segment but were not part of the disposal group sold with the Pictou Mill. Neenah anticipates that a substantial portion of the deferred tax assets will be realized when the sale of the Woodlands is consummated.  Further, Neenah Canada is accounted for as a branch for U.S. income tax purposes and the Company believes it is more likely than not that the remainder of these deferred tax assets will be used to offset future taxable income of its U.S operations.  In addition, the Company had approximately $3.5 million of miscellaneous receivables related to its Pulp segment that were not part of the disposal group sold with the Pictou Mill, which the Company has determined are recoverable.

Neenah acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (678) 518-3265.

Sincerely,

/s/ Bonnie C. Lind
Bonnie C. Lind
Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)